     On October 13, after meeting with its legal and financial advisors, Parent decided to increase its offer and to confirm its willingness to work with the senior management of the Company to help deliver value to the stockholders of the Company and Parent. On October 17, 1999, Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, attempted to contact Oliver G. Richard III, Chairman, President and Chief Executive Officer of the Company, to inform Mr. Richard that the letter set forth in the press release below was being sent to each of the directors of the Company; however, Mr. Neale was unable to reach Mr. Richard. On October 17, 1999, Parent issued the following press release containing the letter that was sent to each of the Company's directors on the morning of October 17th.

  NISOURCE INCREASES TENDER OFFER FOR COLUMBIA ENERGY TO $74 PER SHARE IN CASH

                  EXTENDS TENDER OFFER UNTIL NOVEMBER 12, 1999

MERRILLVILLE, IND., October 17 -- NiSource Inc. [NYSE: NI] today announced that in connection with its tender offer to acquire all of the outstanding shares of Columbia Energy Group [NYSE: CG], it has increased the consideration offered to $74 per share in cash and extended the expiration date of the offer. The enhanced price of $74 per share in cash, represents a 28% premium to the last 30-day daily average for Columbia's stock price and a 45% premium to the 30-day daily average for the company's stock price before the NiSource offer was originally announced. The offer is being extended until Midnight EST on Friday, November 12, 1999.

NiSource noted that its previous $68 per share offer has received substantial support from Columbia's shareholders. As of Midnight EDT on Friday, October 15, 1999, Columbia shareholders have tendered 44,448,778 shares pursuant to NiSource's tender offer.

Gary L. Neale, chairman, president and chief executive officer of NiSource said, "Today's offer is the right price for the right company at the right time. The $74 cash per share we are offering is well above the value that Columbia, on its own, in any reasonable time frame, could provide its shareholders and allows Columbia shareholders to receive their share of the value created by the combination of the two companies. Our offer is not subject to a financing contingency since we have committed financing from Credit Suisse First Boston and Barclays Bank PLC. We expect that we can close this transaction within 6-9 months.

"We have great respect for Rick Richard and the Columbia team. We believe their skills and experience will be a valuable asset to the combined company. We are inviting five Columbia board members including Mr. Richard, to join an expanded board of directors and Mr. Richard to become Vice Chairman. We also would expect to retain the heads of all critical operating units and the current headquarters for those units," Neale said.

"In light of our revised offer, the time has come for us to reach a prompt agreement to expedite this transaction," Mr. Neale concluded.

NOTE TO EDITORS: The full text of the letter from the NiSource Board of Directors to the Columbia Board of Directors follows.

                                October 17, 1999

Richard F. Albosta         J. Bennett Johnston
Robert H. Beeby            Malcolm Jozoff
Wilson K. Cadman           William E. Lavery
James P. Heffernan         Gerald E. Mayo
Karen L. Hendricks         Douglas E. Olesen
Malcolm T. Hopkins

Oliver G. Richard III
Columbia Energy Group
13880 Dulles Corner Lane
Herndon, Virginia 20171-4600

Madam and Gentlemen:

We, the directors of NiSource, Inc. ("NiSource"), were encouraged by the success of our initial tender offer for the shares of Columbia Energy Group ("Columbia"). As you are aware, over 60.3% of your shares, including most of your largest holders, demonstrated strong support for our offer during the initial tender period. As of midnight on Friday, October 15, support for our proposal continued at over 54% -- without any change in the offer price.

We have spent a great deal of time speaking with your shareholders, our own shareholders and the Wall Street analyst community. We are now more convinced than ever that the combination of our two companies will create significant value for the shareholders, customers and employees of our respective companies.

IN AN EFFORT TO BRING THIS MATTER TO AN EXPEDITIOUS AND SUCCESSFUL CONCLUSION, WE ARE REVISING OUR TENDER OFFER. WE ARE OFFERING TO ACQUIRE COLUMBIA IN A MERGER TRANSACTION IN WHICH COLUMBIA SHAREHOLDERS WOULD NOW RECEIVE $74.00 PER SHARE IN CASH.

Our proposal is not subject to any financing contingency, but only to customary conditions, including the execution of a definitive merger agreement and usual regulatory approvals. We believe negotiations can be completed very quickly, and we are committed to dedicate all necessary resources to work with you. We are willing to have your counsel prepare the first draft of the agreement if you prefer.

Our success in building our business has been predicated upon employing the skills and experience of the management team and employee base present within the companies with which we have merged. WE, THEREFORE, ARE INVITING FIVE OF YOU, INCLUDING MR. RICHARD, TO JOIN AN EXPANDED BOARD OF DIRECTORS AND MR. RICHARD TO BECOME VICE CHAIRMAN OF THE MERGED COMPANIES. We also would expect to retain the heads of all critical operating units and the current headquarters for those units.

                                 RIGHT COMPANY

We have the highest respect for Rick Richard, his management team and your employees. We recognize that Columbia has taken major strides in turning the company around after the bankruptcy in the early 1990s. However, we believe that scale and geography are critical to success in the evolving competitive energy industry. The combination of Columbia and NiSource will create a super-regional energy company with the size and scope necessary to compete and win.

The Columbia and NiSource assets and market areas are complementary -- with no overlap. Together, they create a powerful platform within the region which extends from the Gulf, through the Midwest and into the Northeast. This corridor accounts for over 40% of all energy consumed within the U.S. The combined Columbia/NiSource will have over 4.1 million gas, electric, water and propane customers in 9 states. It will be the second largest gas company in the U.S., in throughput, and the largest east of the Rockies.

                                  RIGHT PRICE

We believe that $74.00 is the right price for Columbia. The price we are offering is fully competitive with similar transactions in the industry. Based upon extensive conversations with your shareholders, we are confident that this offer reflects the strategic premium expected for Columbia's assets. Furthermore, given the fact that more than 60% of your shareholders accepted our previous offer, we fully expect your shareholders to be overwhelmingly supportive of our revised offer.

As the enclosed letter indicates, we have fully committed financing for our offer. There is no financing risk for Columbia's shareholders. Our financing plan has been reviewed by the credit rating agencies, and they have affirmed that the Columbia and NiSource credit ratings, pro forma for the transaction, would be solid investment grade.

Further, we note that your stock was trading, immediately prior to our initial offer, at $55.75 and as a result of that offer increased to $64.50. Since then, Columbia has spent considerable time articulating its strategic plan to the market, including announcing the sale of its trading and marketing business, headcount reductions in its unregulated operations and an expanded stock repurchase plan. Despite all of these efforts, Columbia's stock price subsequently dropped back to $55.38. Only recently has it rebounded, presumably in anticipation of a possible increase in our offer.

                                   RIGHT TIME

The $74.00 per share offer price is well above the value that Columbia, on its own, could provide its shareholders in any reasonable time frame. Our offer allows your shareholders to receive, much sooner, their share of the value created by the combination of our two companies. This is the right time for Columbia to pursue this transaction.

Change is rapidly occurring in our industry. Many large business transactions have been announced over the past year, including a convergence transaction involving one of your closest competitors, CNG. The Dominion/CNG merger is progressing rapidly and confirms our belief that a NiSource/Columbia merger would obtain the necessary regulatory approvals on a timely basis. We have had this offer fully reviewed by four leading regulatory experts, who are former state utility commissioners, and they are confident that a combination of our two companies would obtain all the necessary regulatory approvals within 6-9 months and that our proposed financing plan creates no incremental regulatory risk.

We trust that you will act in the best interests of your shareholders and promptly commence a dialogue with us. We look forward to hearing from you and will be available to respond to questions you may have about our proposal and our plans for a combined NiSource/Columbia.

      Sincerely,


/s/ STEVEN C. BEERING                     /s/ IAN M. ROLLAND
----------------------------------        ----------------------------------
Steven C. Beering                         Ian M. Rolland

/s/ ARTHUR J. DECIO                       /s/ JOHN W. THOMPSON
----------------------------------        ----------------------------------
Arthur J. Decio                           John W. Thompson

/s/ DENNIS E. FOSTER                      /s/ ROBERT J. WELSH
----------------------------------        ----------------------------------
Dennis E. Foster                          Robert J. Welsh

/s/ JAMES T. MORRIS                       /s/ CAROLYN Y. WOO
----------------------------------        ----------------------------------
James T. Morris                           Carolyn Y. Woo

/s/ GARY L. NEALE                         /s/ ROGER A. YOUNG
----------------------------------        ----------------------------------
Gary L. Neale                             Roger A. Young

NiSource Inc. is a holding company with a market capitalization of approximately $3.6 billion whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeast United States. The company also markets utility services and customer-focused resource solutions along a corridor stretching from Texas to Maine. Further information on the company's offer for Columbia may found on the Internet at www.yes2nisource.com and about the company at www.nisource.com.

This release is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group. Such a offer is made solely by the Offer to Purchase, dated June 25, 1999, as amended, and the related Letter of Transmittal. It is not being made to, and tenders will not be accepted from, holders of shares of Columbia common stock in any jurisdiction in which making or accepting such offer would not comply with law. In any jurisdiction where a licensed broker or dealer must make such offer, it shall be deemed made on behalf of NiSource Inc. by Credit Suisse First Boston or other registered brokers or dealers licensed in such jurisdiction. The offer may be extended beyond its November 12, 1999 expiration date. Any extension will be publicly announced no later than 9:00 a.m., New York City time, on the next business day. This release does not constitute a solicitation of proxies from Columbia Energy Group's stockholders. Any such solicitation will be made only by separate proxy materials in compliance with Section 14(a) of the Securities Exchange Act.

INVESTOR CONTACT:  MEDIA CONTACT:

NiSource Inc.      NiSource Inc.
Dennis Senchak     Maria Hibbs
(219) 647-6085     (219) 647-6201

                      Abernathy MacGregor Frank
                        Joele Frank/Dan Katcher
                        (212) 371-5999

     Also included with the Parent Board's letter to the Company Board was the following letter from Credit Suisse First Boston and Barclays Bank PLC attaching a copy of the amended Commitment Letter dated October 15, 1999 referred to in
Section 5 of this Supplement.